UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

30 Broadwick Street

London, W1F 8LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events.

On July 25, 2022, Virax Biolabs Group Limited (the “Company”) consummated its initial public offering (“IPO”) of 1,552,500 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $5.00 per share, generating gross proceeds to the Company of $7,762,500, before deducting underwriting discounts and other related expenses.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virax Biolabs Group Limited

	By:	/s/ James Foster
	Name:	James Foster
Date: July 29, 2022	Title:	Chief Executive Officer